SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-14446

The Toronto–Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-________

SIGNATURES
EX-2.1: AGREEMENT AND PLAN OF MERGER
EX-10.1: STOCKHOLDERS AGREEMENT

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 25, 2004, among The Toronto–Dominion Bank, Berlin Merger Co., Banknorth Group, Inc. and Berlin Delaware Inc.

10.1	Stockholders Agreement, dated as of August 25, 2004, among Banknorth Group, Inc., Berlin Delaware Inc. and The Toronto–Dominion Bank.

2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE TORONTO–DOMINION BANK
By:	/s/ Christopher A. Montague
	Name:	Christopher A. Montague
	Title:	Executive Vice President and General Counsel

Date: September 3, 2004